Exhibit 99.1

China Customer Relations Centers, Inc. Announces Second Half and Full Year 2018 Financial Results

Revenues and Net Income Attributable to Common Shareholders Grew by 59.0% and 83.4%, Respectively, for Full Year 2018

TAI'AN, China, Apr. 26, 2018 /PRNewswire/ -- China Customer Relations Centers, Inc. (NASDAQ: CCRC) ("CCRC" or the "Company"), a leading call center business process outsourcing ("BPO") service provider in China, today announced its financial results for the six and twelve months ended December 31, 2018.

Second Half of 2018 Highlights (all comparisons to prior year unless noted)

•	Revenues increased by 39.0% to a Company record of $75.4 million driven by a continued expansion of business.
•	Gross profit increased by 38.3% to $18.6 million. Gross margin decreased by 0.1 percentage points to 24.7%.
•	Operating income decreased by 8.7% to $5.1 million. Operating margin decreased by 3.5 percentage points to 6.8%.
•	Net income attributable to common shareholders increased by 7.5% to $5.1 million.
•	EPS attributable to common shareholders was $0.28, compared to $0.26 for the same period of the prior year.

Full Year 2018 Highlights

•	Revenues increased by 59.0% to $141.4 million driven by continued expansion of business.
•	Gross profit increased by 66.0% to $38.9 million. Gross margin increased by 1.2 percentage points to 27.5%
•	Operating income increased by 102.9% to $17.5 million. Operating margin increased by 2.7 percentage points to 12.4%.
•	Net income attributable to common shareholders increased by 83.4% to $16.1 million.
•	EPS attributable to common shareholders was $0.88, compared to $0.48 for 2017.
•	As of December 31, 2018, the Company had service capacity of 18,384 seats, compared to 13,992 seats as of December 31, 2017.

Mr. Gary Wang, Chairman and Chief Executive Officer of CCRC, commented, "We continue to see strong momentum in our business, highlighted by growth in revenues and net income attributable to common shareholders of 39.0% and 7.5%, respectively, in the second half of 2018, as we continue to add new BPO clients while increasing sales volume at some of our key existing clients. For the full year 2018, Revenues grew by 59.0% to $141.4 million while EPS increased by 83.4% to $0.88. This capped a four-year run of both top- and bottom- line growths where revenues and net income attributable to common shareholders grew at CAGRs of 34.9% and 73.3%, respectively, an accomplishment that we are proud of”.

Six Months Ended December 31, 2018 Financial Results (Unaudited)

	For the Six Months Ended December 31,
($ millions, except per share data)	2018	2017	% Change
Revenues	$75.4	$54.2	39.0%
Gross profit	$18.6	$13.5	38.3%
Gross margin	24.7%	24.8%	-0.1 pp
Operating income	$5.1	$5.6	-8.7%
Operating margin	6.8%	10.3%	-3.5 pp
Net income attributable to CCRC	$5.1	$4.7	7.5%
EPS - basic and diluted	$0.28	$0.26	7.5%

Revenues

For the six months ended December 31, 2018, revenues increased by $21.2 million, or 39%, to a company record high of $75.4 million from $54.2 million for the same period of the prior year. We continued to see strong demand for our business from existing BPO clients as well as new clients during the six months ended December 31, 2018. As of December 31, 2018, The Company’s service is delivered from call centers located in Provinces of Shandong, Jiangsu, Henan, Guangdong, Yunnan, Hubei, Jiangxi, Hebei, Anhui, Sichuan, the Xinjiang Uygur Autonomous Region, the Guangxi Zhuang Autonomous Region, and Chongqing City, with a total capacity approximately of 18,384 seats which increased by 31.4% from 13,992 seats at the end of 2017.

Cost of revenues

Cost of revenues consists primarily of salaries, payroll taxes and employee benefits costs of our customer service associates and other operations personnel. Cost of revenues also includes direct communications costs, rent expense, information technology costs, and facilities support. Cost of revenues increased by $16.0 million, or 39.3%, to $56.8 million for the six months ended December 31, 2018 from $40.8 million for the same period of the prior year. As a percentage of revenues, cost of revenues was 75.3% for the six months ended December 31, 2018, compared to 75.2% for the same period of the prior year.

Gross profit and gross margin

Gross profit increased by $5.2 million, or 38.3%, to $18.6 million for the six months ended December 31, 2018 from $13.5 million for the same period of the prior year. Gross margin was 24.7% for the six months ended December 31, 2018, with no change for the same period of the prior year.

Selling, general and administrative expense

Selling, general and administrative expenses increased by $5.6 million, or 71.5%, to $13.5 million for the six months ended December 31, 2018 from $7.9 million for the same period of the prior year. The increase in selling, general and administrative expenses was a result of higher payroll and bonus expenses paid to the administrative and research personnel and the management team. As a percentage of revenues, SG&A increased from 14.6% for the six months ended December 31, 2017 to 18.0% for the six months ended December 31, 2018. The increase in SG&A percentage was mainly due to improvement in revenue contribution per seat. We anticipate that our administrative expenses, particularly those related to support personnel costs, professional fees, as well as Sarbanes-Oxley compliance, will continue to increase in 2019 due to the continuing expansion of our business.

Operating income and operating margin

Income from operations decreased by $0.5 million, or 8.7%, to $5.1 million for the six months ended December 31, 2018 from $5.6 million for the same period of the prior year. The decrease in operating income was mainly due to a significant increase in selling, general and administrative expenses. Operating margin was 6.8% for the six months ended December 31, 2018, compared to 10.3% for the same period of the prior year.

Other income

We received government grants, which are discretionary and unpredictable in nature, of $1.1 million during the six months ended December 31, 2018, compared to $0.6 million during the same period of the prior year. Government grants as a percentage of net income were 21.9% for the six months ended December 31, 2018, compared to 11.8% for the same period of the prior year. Total other income, net of other expenses, increased by $0.9 million, or 295.8%, to $1.2 million for the six months ended December 31, 2018 from $0.3 million for the same period of the prior year.

Income before provision for income taxes

Income before provision for income taxes increased by $0.4 million, or 7.1%, to $6.3 million for the six months ended December 31, 2018 from $5.9 million for the same period of the prior year. The increase in income before provision for income taxes was mainly due to the increase in other income and partially offset by a slight decrease in income from operations.

Income taxes

Provision for income taxes was $1.1 million for the six months ended December 31, 2018, compared to $1.0 million for the same period of the prior year.

Net income and earnings per share

Net income increased by $0.3 million, or 6.3%, to $5.2 million for the six months ended December 31, 2018 from $4.9 million for the same period of the prior year. After deducting net income attributable to noncontrolling interest, net income attributable to common shareholders was $5.1 million, or $0.28 per basic and diluted share, for the six months ended December 31, 2018, compared to $4.7 million, or $0.26 per basic and diluted share, for the same period of the prior year.

Fiscal Year 2018 Financial Results

	For the Twelve Months Ended December 31,
($ millions, except per share data)	2018	2017	% Change
Revenues	$141.4	$89.0	59.0%
Gross profit	$38.9	$23.4	66.0%
Gross margin	27.5%	26.3%	1.2 pp
Operating income	$17.5	$8.6	102.9%
Operating margin	12.4%	9.7%	2.7 pp
Net income attributable to CCRC	$16.1	$8.8	83.4%
EPS - basic and diluted	$0.88	$0.48	83.3%

Revenues

For the year of 2018, revenues increased by $52.5 million, or 59.0%, to $141.4 million from $89 million for 2017. We continued to see strong demand for our business from existing BPO clients as well as new clients during the twelve months ended December 31, 2018.

Our Top 5 customers: China Mobile and its provincial subsidiaries; DiDi Chuxing; Taobao; China Merchants Bank Credit Card Center; and, Chongqing subsidiary of China Telecom, accounted for 58% of revenues in 2018, compared to 57% of revenues generated by our top 5 customers in 2017.

Cost of revenues

Cost of revenues increased by $37.0 million, or 56.4%, to $102.6 million for 2018 from $65.6 million for 2017. As a percentage of revenues, cost of revenues was 72.5% for 2018, compared to 73.7% for 2017.

Gross profit and gross margin

Gross profit increased by $15.5 million, or 66.0%, to $38.9 million for 2018 from $23.4 million for 2017. Gross margin increased by 1.2 percentage points to 27.5% for 2018 from 26.3% for 2017.

Selling, general and administrative expense

Selling, general and administrative expenses increased by $6.6 million, or 44.4%, to $21.3 million for 2018 from $14.8 million for 2017. The increase in selling, general and administrative expenses was a result of higher payroll and bonus expenses paid to the administrative and research personnel and the management team. We anticipate that our administrative expenses, particularly those related to support personnel costs, professional fees, as well as Sarbanes-Oxley compliance, will continue to increase in 2019 due to the continuing expansion of our business.

Operating income and operating margin

Income from operations increased by $8.9 million, or 102.9%, to $17.5 million for 2018 from $8.6 million for 2017. The increase in operating income was mainly driven by an increase in gross profit and partially offset by increases in selling, general and administrative expenses. Operating margin was 12.4% for 2018, compared to 9.7% for 2017.

Other income (expenses)

We received government grants, which are discretionary and unpredictable in nature, of $1.8 million during 2018, compared to $1.9 million during 2017. Government grants as a percentage of net income were 10.5% for 2018, compared to 20.7% for 2017. Total other income, net of other expenses was $1.7 million for 2018, essentially unchanged from 2017.

Income before provision for income taxes

Income before provision for income taxes increased by $8.9 million, or 85.8%, to $19.3 million for 2018 from $10.4 million for 2017. The increase in income before provision for income taxes was mainly due to the increase in income from operations in 2018.

Income taxes

Provision for income taxes was $3.0 million for 2018, compared to $1.3 million for 2017.

Net income and earnings per share

Net income increased by $7.2 million, or 78.8%, to $16.3 million for 2018 from $9.1 million for 2017. After deducting net income attributable to noncontrolling interest, net income attributable to common shareholders was $16.1 million, or $0.88 per basic and diluted share, for 2018, compared to $8.8 million, or $0.48 per basic and diluted share, for 2017.

Financial Conditions

As of December 31, 2018, the Company had cash of $24.4 million, compared to $18.6 million at December 31, 2017. Total working capital was $41.1 million as of December 31, 2018, compared to $30.0 million at the end of 2017.

Net cash provided by operating activities was $12.1 million for the twelve months ended December 31, 2018, compared to $3.0 million for 2017. Net cash used in investing activities was $4.7 million for the twelve months ended December 31, 2018, compared to $5.4 million for 2017. Net cash used in financing activities was $0.1 million for the twelve months ended December 31, 2018, compared to net cash provided by financing activities of $3.7 million for 2017.

Recent Development

On November 29, 2018, the Company announced that the independent committee of the Company’s board of directors (the “Board”) has retained Duff & Phelps (Duff & Phelps, LLC and Duff & Phelps Securities, LLC) as its financial advisor, Sidley Austin LLP as its international legal counsel, and Maples and Calder (Hong Kong) LLP as its British Virgin Islands legal counsel in connection with its review and evaluation of the preliminary non-binding proposal letter dated November 10, 2018 from Mr. Zhili Wang, the Company’s founder, chairman of the Board and chief executive officer and Guangzhou Cornerstone Asset Management Co., Ltd. (together with Mr. Wang, the “Buyer Group”), to acquire all of the outstanding shares of the Company not already owned by the Buyer Group in a going private transaction.

On August 11, 2018, The Company held its 2018 Annual Meeting of Stockholders at its headquarters in Tai’An City, Shandong Province.  The Company's shareholders: 1) reelected Weixin Wang and Owens Meng as Class II Directors; 2) ratified the appointment of MaloneBailey, LLP as its independent registered public accounting firm for the fiscal year of 2018; and 3) approved the 2018 Share Incentive Plan.

Notice

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

About China Customer Relations Centers, Inc.

The Company is a leading BPO service provider in China focusing on the complex, voice-based and online-based segments of customer care services, including:

•	customer relationship management;
•	technical support;
•	sales;
•	customer retention;
•	marketing surveys; and
•	research.

The Company's service is currently delivered from call centers located in Provinces of Shandong, Jiangsu, Henan, Guangdong, Yunnan, Hubei, Jiangxi, Hebei, Anhui, Sichuan, the Xinjiang Uygur Autonomous Region, the Guangxi Zhuang Autonomous Region , and Chongqing City, with a capacity of approximately 18,384 seats. More information about the Company can be found at: www.ccrc.com.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may," "will," "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.  Specifically, the Company's statements regarding its: 1) anticipated increase in administrative costs; and 2) continued growth and business outlook, are forward-looking statements. Forward-looking statements are not guarantee of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company's goals and strategies; the Company's future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the call center business process outsourcing market in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Tony Tian, CFA
Weitian Group LLC
Email: ttian@weitianco.com
Phone: +1-732-910-9692

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2018	2017

ASSETS
Cash and cash equivalents	$24,419,912	$18,628,365
Accounts receivable, net	30,050,506	23,689,583
Notes receivable - related party	-	968,277
Prepayments	1,689,835	1,277,149
Prepayment, related party	91,618	-
Due from related parties, net	199,994	219,051
Income taxes recoverable	527,995	-
Other current assets	1,959,923	1,084,929
Total current assets	58,939,783	45,867,354
Equity investments	3,491,653	3,688,676
Property and equipment, net	8,290,460	6,067,338
Deferred tax assets	486,009	313,463
Total non-current assets	12,268,122	10,069,477
Total assets	$71,207,905	$55,936,831

LIABILITIES AND EQUITY
Accounts payable	$610,724	$495,177
Accounts payable - related parties	162,112	46,661
Accrued liabilities and other payables	5,673,159	4,724,823
Deferred revenue	361,636	607,660
Wages payable	7,082,138	5,565,078
Income taxes payable	364,157	541,321
Short term loans	3,635,623	3,842,371
Total current liabilities	17,889,549	15,823,091
Total liabilities	17,889,549	15,823,091
Equity
Common shares, $0.001 par value, 100,000,000 shares authorized, 18,329,600 shares issued and outstanding as of December 31, 2018 and December 31, 2017	18,330	18,330
Additional paid-in capital	11,202,396	11,202,396
Retained earnings	40,065,822	25,292,402
Statutory reserves	3,916,149	2,597,031
Accumulated other comprehensive income (loss)	(2,592,289)	80,868
Total China Customer Relations Centers, Inc. shareholders’ equity	52,610,408	39,191,027
Noncontrolling interest	707,948	922,713
Total equity	53,318,356	40,113,740
Total liabilities and equity	$71,207,905	$55,936,831

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For The Years Ended December 31,
	2018	2017	2016

Revenues, net	$141,433,641	$88,971,787	$72,731,706
Cost of revenues	102,567,896	65,562,563	53,098,552
Gross profit	38,865,745	23,409,224	19,633,154
Operating expenses:
Selling, general & administrative expenses	21,329,908	14,766,524	11,082,106
Total operating expenses	21,329,908	14,766,524	11,082,106
Income from operations	17,535,837	8,642,700	8,551,048
Interest expense	(404,958)	(1,609)	(50,383)
Government grants	1,709,297	1,885,340	801,125
Other income	552,205	175,995	479,387
Other expense	(124,370)	(331,641)	(55,003)
Total other income	1,732,174	1,728,085	1,175,126
Income before provision for income taxes	19,268,011	10,370,785	9,726,174
Income tax provision	2,966,880	1,255,654	1,448,923
Net income	16,301,131	9,115,131	8,277,251
Less: net income attributable to noncontrolling interest	208,593	341,672	-
Net income attributable to China Customer Relations Centers, Inc.	$16,092,538	$8,773,459	$8,277,251

Comprehensive income
Net income	$16,301,131	$9,115,131	$8,277,251
Other comprehensive income (loss)
Foreign currency translation adjustment	(2,741,283)	2,141,796	(1,537,534)
Total Comprehensive income	13,559,848	11,256,927	6,739,717
Less: Comprehensive income attributable to noncontrolling interest	140,467	401,324	-
Comprehensive income attributable to China Customer Relations Centers, Inc.	$13,419,381	$10,855,603	$6,739,717

Earnings per share attributable to China Customer Relations Centers, Inc.
Basic	$0.88	$0.48	$0.45
Diluted	$0.88	$0.48	$0.45
Weighted average common shares outstanding
Basic	18,329,600	18,329,600	18,329,600
Diluted	18,329,600	18,329,600	18,329,600

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,
	2018	2017	2016
Cash flows from operating activities
Net income	$16,301,131	$9,115,131	$8,277,251
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,635,242	1,852,152	1,542,352
Allowance for doubtful accounts	952,439	429,803	805,870
Loss on disposal of property and equipment	34,166	2,416	-
Deferred income taxes	(196,909)	(230,043)	(84,067)
Changes in assets and liabilities:
Accounts receivable, net	(7,937,804)	(9,269,755)	(5,561,722)
Prepayments	(887,778)	(1,313,830)	(767,516)
Prepayment, related party	(95,244)	-	-
Other current assets	(970,199)	25,925	(63,669)
Accounts payable	147,818	(505,372)	193,639
Accounts payable - related parties	122,630	(88,136)	25,276
Wages payable	1,884,440	2,393,214	277,335
Income taxes recoverable	(548,893)	-	-
Income taxes payable	(153,896)	(386,825)	(67,681)
Deferred revenue	(221,771)	(38,813)	634,644
Accrued liabilities and other payables	1,077,098	1,016,373	454,572
Net cash provided by operating activities	12,142,470	3,002,240	5,666,284
Cash flows from investing activities
Purchase of property and equipment	(4,768,139)	(2,082,719)	(478,775)
Proceed from disposal of property and equipment	9,197	108	-
Repayment from third parties	-	233,596	-
Loans on third parties	-	-	(563,896)
Repayments from related parties	117,802	-	40,011
Advance to related parties	(105,827)	(7,400)	(18,210)
Payments for equity investments	(1,461)	(3,509,404)	-
Net cash used in investing activities	(4,748,428)	(5,365,819)	(1,020,870)
Cash flows from financing activities
Contribution from noncontrolling investor in subsidiary	-	353,581	-
Dividend distributed to noncontrolling investor in subsidiary	(355,232)	-	-
Repayment to related parties	-	(473,914)	-
Borrowings of short term loans	3,891,596	3,780,490	-
Repayment of short term loans	(3,625,448)	-	(1,510,962)
Net cash provided by (used in) financing activities	(89,084)	3,660,157	(1,510,962)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,513,411)	884,519	(811,033)
Net change in cash, cash equivalents and restricted cash	5,791,547	2,181,097	2,323,419
Cash, cash equivalents and restricted cash, beginning of the year	18,628,365	16,447,268	14,123,849
Cash, cash equivalents and restricted cash, end of the year	$24,419,912	$18,628,365	$16,447,268
Supplemental cash flow information
Interest paid	$404,958	$1,609	$50,383
Income taxes paid	$3,929,237	$1,767,983	$1,558,290
Non-cash investing and financing activities
Transfer from prepayments to property and equipment	$392,637	$866,940	$932,192
Liabilities assumed in connection with purchase of PPE	$88,112	$252,317	$672,715
Property and equipment paid by related party	$-	$15,539	$-
Short term debt reclassified to due to related party	$-	$-	$203,048
Advance to related party settled through service provided	$-	$52,215	$-
Settlement of notes receivable from a third party	$-	$328,783	$-
Operating expenses paid by related party	$-	$-	$107,634

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$24,419,912	$18,628,365	$15,947,268
Restricted cash	-	-	500,000
Total cash, cash equivalents and restricted cash	$24,419,912	$18,628,365	$16,447,268